

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Kenneth Green
President, Secretary, Treasurer and Director
Orion Financial Group, Inc.
1739 Creekstone Circle
San Jose, CA 95133

      Re: **Orion Financial Group, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed January 22, 2013
             File No. 333-185146

Dear Mr. Green:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

We note that you have updated the financial statements by adding unaudited interim financial statements, however the initial filing did not include audited financial statements that meet the age requirements of Rule 8-08 of Regulation S-X. Please amend to include audited financial statements that meet the age requirements of Rule 8-08 of Regulation S-X. We further note that the report of your independent registered public accounting firm on page 19 is not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting firm.

We will not perform a detailed examination of the registration statement and we will not issue further comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                     Sincerely,

                     /s/ Duc Dang

                     Duc Dang
                     Attorney Advisor